May 31, 2007

John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE: Letter of April 19, 2007

This letter is in response to your letter of April 19, 2007 to Eagle Bancorp (“Eagle” or the “Company”). Eagle is the parent corporation of American Federal Savings Bank (the “Bank”), a federally chartered savings bank.

We are considering early implementation of Statement of Financial Accounting Standard No. 159, The Fair Value Option. Early adoption of the standard is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided we also elect to apply the provisions of FASB Statement No. 157, Fair Value Measurements. Therefore, early adoption would occur on July 1, 2007, the beginning of our next fiscal year. We are currently discussing the effects of early adoption of these standards at the beginning of our new year with our auditors.

The fair value option established by this Statement No. 159 permits all entities to choose to measure eligible financial instruments at fair value. Upon adoption, we would adjust the FNMA and FHLMC preferred stock to fair value at the date of adoption and subsequently report unrealized gains and losses in earnings at each subsequent reporting date.

Statement No. 159 indicates that the fair value option:

1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method

2.	Is irrevocable (unless a new election date occurs)
3.	Is applied only to entire instruments and not to portions of instruments.

We believe that the above referenced securities qualify for the fair value option.
Subsequent investments in similar securities would be carried at fair value in accordance with Statement No. 159 as well.

Our responses to your specific questions follow.

1.
The absence of an index that closely correlates to the FHLMC preferred stock does not mean that this security is not interest rate sensitive. As indicated in earlier responses these securities are not a significant portion of the portfolio of the Bank or to our knowledge of other financial institutions. Thus, although the issuer is a large and well known public company, the securities in this case are not numerous and constitute only a small portion of the array of issuer securities and of our own investment portfolio. We believe it is axiomatic that an interest bearing financial instrument be deemed sensitive to changes in market interest rates, and as a result its fair value will fluctuate with the current market interest rate expected for a similar security.

We have charted the fixed rate preferred stock against the ten-year and twenty-year treasury constant maturities (CMT). These, we feel, are the best available proxies for long-term rates available and as “constant maturity” indices they do not become shorter maturities as time passes. This is an important consideration when comparing to perpetual preferred stock. The market value of the fixed rate preferred stock fluctuates inversely to the movement of the ten-year and twenty-year CMT indices, i.e. when interest rates move up, the market value declines, and when the interest rates decline, the market value increases. We believe that this supports our conclusion that the security is sensitive to the interest rate cycle.

We have charted the floating rate preferred stock against the two-year CMT and the federal funds rate. The floating rate preferred stock has its interest rate tied to the two-year CMT, with a reset every two years. The federal funds rate was included to demonstrate the degree of flatness or inversion of the interest rate yield curve. The floating rate stock demonstrates improvement in market value at the time of its repricing. The absence of a “normal” steep yield curve caused these securities to fail to recover their full value. When compared to other short-term securities, the floating rate preferred stock has had a lower coupon, especially during the last three years of the Federal Reserve’s movement to raise the federal funds rate.

2.
Management’s principal focus was evaluation of the market value of the preferred stock in the context of the interest rate environment. After reviewing the securities’ price performance in that light, management reviewed other factors such as well publicized financial reporting and regulatory challenges of the agencies and the thinly traded nature of the securities. In all periods, it was determined that the interest rate environment was the primary and most significant contributor to the securities’ having a market value below cost, with the other factors further contributing to the decline in value. We did not consider other financial institutions recognition of OTTI as applicable accounting literature states “the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value” (SAB Topic 5.M.), not the intent and ability of other holders of like securities. As stated in earlier responses, management believes the Company, due to its strong liquidity and capital positions, is able to hold the investments until recovery of market value.

To illustrate the effect a thinly traded security has on its market price, we compared the two fixed rate agency preferred stock issues we own. The FHLMC issue has 3 million shares outstanding and the FNMA issue has 8 million shares outstanding. In a review of trading activity from April 2, 2007 to April 19, 2007, the FNMA issue had 11,600 shares traded (still not a significant amount). The FHLMC issue had no shares traded. During that period of time the FNMA issue had a trade above its par value (which would lead to a full recovery of market value). As stated in our response to question 5 below, these two issues are nearly identical - same coupon, currently callable, etc. We believe the greater liquidity enabled the FNMA issue to recover its market value (in a favorable part of the interest rate cycle) while the other less liquid issue continued to lag in price.
The effect of the interest rate cycle will still have the primary effect on whether the issues will fully recover market value.

3.
In our previous response we stated that the twelve to twenty-four month period for recovery of market value applied to the fixed rate FHLMC preferred stock. We expect a two to three year time period for recovery of market value of the variable rate FHLMC preferred stock. As also stated previously, management does not make interest rate predictions. However, based on information available to it through forecasts by economists and other data available in the media, management can make estimates of general movements of interest rates and how this might affect the market value of its investments. These estimates while subjective were not unreasonable in nature. Our “objective evidence” is drawn from publicly available information of Federal Reserve Bank Open Market Committee (FOMC) releases and other economic data available at June 30, 2005 and June 30, 2006. At June 30, 2005 the Federal Reserve elected to continue to raise short-term interest rates and the interest rate yield curve began to flatten significantly. Market expectations (and detailed FOMC minutes) were calling for continued rate hikes by the Federal Reserve. Management’s expectation at that time was for a two to three year recovery of market value, due to the uncertainty of the direction of long-term interest rates and the duration of the tightening cycle of the Federal Reserve.

4.
The market value of the variable rate preferred stock improved in February 2007 as a result of the market factoring in the impending adjustment to the security’s interest rate. In the prior quarter (October-December 2006) the amount of loss was equivalent to approximately 16% of the par value of the security. This decreased to 11.4% in January 2007 and approximately 8% in February and March 2007.

5.
The FNMA preferred stock referred to is the same issue referenced in the comment letter of January 17, 2007, CUSIP number 313586885. The reason we stated that the two issues are similar is that they have identical coupons (5.81%), have passed their call dates and are callable at any time, were issued at the same price ($50.00) and have identical credit ratings. Their prices have performed similarly with the float and heightened liquidity of the FNMA issue likely contributing to its slightly better performance versus the FHLMC issue (see comments at the end of answer # 2).

The Company has carefully considered FSP 115-1 and SAB Topic 5.M. in connection with its investment in corporate preferred stock. The Company believes in light of all of the evidence available to it, including the high credit ratings, the very small percentage of the Bank’s investment portfolio which it represents, and the cyclical nature of the interest rate cycle, that the decline in value in the form of unrealized losses is only temporary in nature. The Company also believes it has the intent and ability to hold the securities until the full recovery of market value, which is demonstrated by its strong capital and liquidity positions.

We acknowledge that the Company is responsible for the adequacy and accuracy of  the disclosure in its filings; that staff comments or changes to disclosures in response staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any  proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, comments or need clarification on any points discussed in this letter, please feel free to contact me at (406) 457-4006.

Sincerely,

Peter J. Johnson
Executive Vice President and Chief Financial Officer